



La Perla Small Business Bond™

Bond Terms:

Bond Yield: 8%

Target Raise Amount: $25,000

Offering End Date: June 9, 2021

Repayment Period: 5 Years (60 Months)

Minimum Raise Amount: $100,000

Company Details:

Name: Ortiz Family Group

Founded: 2018

Address: 3102 Suter St, Oakland, Ca 94602

Industry: Restaurant

Employees: 10

Website: https:/www.findlaperla.com/

Use of Funds Allocation:

If maximum raise is met:

- (50%) $50,000- Equipment upgrade
- (46.5%) $46,500- Working capital
- (3.5%) $3,500- SMBX capital raise fee

Social:

Yelp: 4.6 Star Rating

Facebook 6.1 K Followers

Instagram: 5.4 K Followers



PRLA

Business Metrics:

	Most recent fiscal year-end: 2019	Prior fiscal year-end: 2018
Total Assets	$ 104,628	$ 10,454
Cash & Cash Equivalents	$ 27,749	$ 6,505
Accounts Receivable	$ 7,791	$ 0
Short-term Debt	$ 3,015	$ 4,499
Long-term Debt	$ 120,857	$ 0
Revenues / Sales	$ 348,553	$ 418,676
Cost of Goods Sold	$ 205,261	$ 252,091
Taxes & Licenses	$ 1360	$ 0
Net Income	$ 1,845	$ 50,137
Gross Margins	41%	40%

Recognition:

2020
- World Central Kitchen partnership- over 20,000 meals have been served
- Partnered with Eat. Learn. Play Foundation. By Steph and Ayesha Curry
- Served members of the Golden State Warriors, the Toronto Blue Jays, and Puerto Rican music icon Elvis Crespo

About:

Named after a small neighborhood in San Juan, Puerto Rico, at its heart, La Perla is a community-oriented business. What started as a tiny operation inside a convenience store in Oakland is now a full-fledged brick and mortar in the heart of the Dimond district. At La Perla the portions are generous, the hospitality is warm, and the flavors are Puerto Rican.

As La Perla and the Ortiz family have transitioned from a hidden gem to bonafide stars with lines around the block, their commitment to the local Oakland community never wavered. Through community events and holiday fundraiser drives, trips to Puerto Rico after Hurricane Maria, and even working with the city to hand out Thanksgiving meals, La Perla has navigated the struggles of opening a brick and mortar during Covid with tremendous grace and generosity. They worked with chef Jose Andrés' World Central Kitchen, serving 800-1000 meals a day to people in need and Steph and Ayesha Curry's Eat. Learn. Play Foundation to cook meals for vulnerable families during the pandemic - which also helped them stay afloat as they waited to open their new location.

At the new, larger space, the Ortizes can also offer a larger variety of food items. La Perla is known for its arroz con gandules (seasoned rice with pigeon peas), empanadillas (fried turnovers), pernil (a roasted pork shoulder that Ortiz cooks for 12 hours) and mofongo (fried green plantains that are mashed and covered with toppings like shrimp, lobster or chicharrón de pollo). Plans include expanding the types of empanadillas and quick to-go options.
From papas rellenas (stuffed potato dumplings) to alcapurrias (stuffed plantain dumpling) and even bacalaitos (codfish fritters) — there's no shortage of great authentic Puerto Rican cuisine available. La Perla also plans to serve cocktails and healthier vegetarian and vegan options.

SMBx